SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment #1

Under the Securities and Exchange Act of 1934

P3 Health Partners Inc

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

744413105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 744413105

1)	Name of Reporting Person Ameriprise Financial, Inc. S.S. or I.R.S. Identification No. of Above Person IRS No. 13-3180631
2)

  Check the Appropriate Box if a Member of a Group

  (a)  ☐        (b)  ☒*

*  This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 3,147,029
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 3,147,029

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,147,029
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 7.57%
12)	Type of Reporting Person HC

CUSIP NO. 744413105

1)	Name of Reporting Person Columbia Management Investment Advisers, LLC S.S. or I.R.S. Identification No. of Above Person IRS No. 41-1533211
2)

  Check the Appropriate Box if a Member of a Group

  (a)  ☐        (b)  ☒*

*  This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 3,147,029
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 3,147,029

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,147,029
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 7.57%
12)	Type of Reporting Person IA

CUSIP NO. 744413105

1)	Name of Reporting Person Columbia Wanger Asset Management, LLC S.S. or I.R.S. Identification No. of Above Person IRS No. 04-3519872
2)

  Check the Appropriate Box if a Member of a Group

  (a)  ☐        (b)  ☒*

*  This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 3,143,428
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 3,143,428

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,143,428
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 7.56%
12)	Type of Reporting Person IA

CUSIP NO. 744413105

1)	Name of Reporting Person Columbia Acorn Fund S.S. or I.R.S. Identification No. of Above Person IRS No. 36-2692100
2)

  Check the Appropriate Box if a Member of a Group

  (a)  ☐        (b)  ☒*

*  This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 2,500,000
	6)	Shared Voting Power 0
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 2,500,000

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 6.01%
12)	Type of Reporting Person IV

1(a)	Name of Issuer:	P3 Health Partners Inc

1(b)	Address of Issuer’s Principal Executive Offices:	2370 Corporate Circle, Suite 300 Henderson, NV 89074

2(a)	Name of Person Filing:	(a) Ameriprise Financial, Inc. (“AFI”)
(b) Columbia Management Investment Advisers, LLC (“CMIA”)
(c) Columbia Wanger Asset Management, LLC (“CWAM”)
(d) Columbia Acorn Fund (“Fund”)

2(b)	Address of Principal Business Office:	(a) Ameriprise Financial, Inc. 145 Ameriprise Financial Center Minneapolis, MN 55474
(b) 290 Congress St. Boston, MA 02210
(c) 71 S Wacker Drive, Suite 2500 Chicago, IL 60606
(d) 71 S Wacker Drive, Suite 2500 Chicago, IL 60606

2(c)	Citizenship:	(a) Delaware
(b) Minnesota
(c) Delaware
(d) Massachusetts

2(d)	Title of Class of Securities:	Class A Common Stock

2(e)	Cusip Number:	744413105

3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

(a) Ameriprise Financial, Inc.

A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

(b) Columbia Management Investment Advisers, LLC

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(c) Columbia Wanger Asset Management, LLC

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(d) Columbia Acorn Fund

An investment company registered under Section 8 of the Investment Company Act.

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

CMIA, CWAM and AFI do not directly own any shares of Common Stock of the issuer. As the investment adviser to the Fund and various other unregistered and registered investment companies and other managed accounts, CMIA and CWAM may be deemed to beneficially own the shares reported herein by the Fund. Accordingly, the shares reported herein by CMIA and CWAM include those shares separately reported herein by the Fund.

AFI, as the parent company of CMIA and CWAM, may be deemed to beneficially own the shares reported herein by those reporting persons. Accordingly, the shares reported herein by AFI include those shares separately reported herein by those reporting persons.

Each of AFI, CMIA and CWAM disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class: Not Applicable

6	Ownership of more than 5% on Behalf of Another Person:

To the knowledge of AFI, CMIA, CWAM and the Fund, no other persons besides AFI, CMIA, CWAM and the Fund and those persons for whose shares of common stock CMIA, CWAM and AFI report beneficial ownership have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities of the issuer reported herein. As of December 31, 2022, only the Fund owned more than 5% of the class of securities reported herein.

Any remaining shares reported herein by CMIA and CWAM are held by various other funds or accounts managed by CMIA and CWAM which each have the right to receive any dividends paid by the issuer and could terminate their respective investment advisory relationship with CMIA and CWAM and then subsequently direct the use of proceeds from the sale of the common stock owned by such fund or account. To CMIA’s and CWAM’s knowledge, none of these other funds or accounts own more than 5% of the outstanding shares of the issuer as December 31, 2022.

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

AFI: See Exhibit I

8	Identification and Classification of Members of the Group:

Not Applicable

9	Notice of Dissolution of Group:

Not Applicable

10	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 14, 2023

Ameriprise Financial, Inc.

By:	/s/ Michael G. Clarke
Name:	Michael G. Clarke
Title:	Senior Vice President, Head of Global Operations

Columbia Management Investment Advisers, LLC

By:	/s/ Michael G. Clarke
Name:	Michael G. Clarke
Title:	Senior Vice President, Head of Global Operations

Columbia Wanger Asset Management, LLC

By:	/s/ Joseph C. LaPalm
Name:	Joseph C. LaPalm
Title:	Chief Compliance Officer

Columbia Acorn Fund

By:	/s/ Joseph C. LaPalm
Name:	Joseph C. LaPalm
Title:	Vice President

Contact Information
Mark D. Braley
Vice President
Head of Reporting and Data Management |
Global Operations and Investor Services
Telephone: (617) 747-0663

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiary which acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement